FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2004

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒  No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

News Release

For Release: Thursday, December 2, 2004

AMCOR BOARD CHANGE

The Chairman of Amcor Limited, Mr Chris Roberts, announced today that Mr JG (John) Thorn has accepted an invitation to join the Amcor Board, effective December 8, 2004.

Mr Thorn, 56, has been a partner with PricewaterhouseCoopers for over 20 years with the last three years as National Managing Partner.

Mr Roberts said: “Mr Thorn brings with him a wealth of knowledge and international experience, particularly in the Asia Pacific region, in audit, accounting and corporate governance, and will complement the skill base of the existing Amcor Board.”

He is a Director of Caltex Australia Limited, National Australia Bank Limited and Salmat Limited.

Mr Thorn is a Fellow of the Institute of Chartered Accountants and a member of the Australian Institute of Company Directors.

ENDS

For further information contact:

Chris Roberts	Russell Jones
Chairman	Managing Director and CEO
Ph: +61 (0)2 9324 3071	+61 (0)3 9226 9001

Amcor Limited ABN 62 000 017 372
679 Victoria Street Abbotsford Victoria 3067 Australia
GPO Box 1643N Melbourne Victoria 3001 Australia
Tel: 61 3 9226 9000 Fax: 61 3 9226 9050
www.amcor.com

News Release

For Release: Tuesday, December 7, 2004

AMCOR MANAGEMENT CHANGES

On November 22, 2004, the Board of Amcor Limited became aware of information that led it to believe that its Australian business may have been involved in conduct which breaches competition laws. On receipt of that information, the Board immediately:

•                  Notified the Australian Competition and Consumer Commission (ACCC) of the information and advised the ACCC that it would cooperate fully with any investigation by the ACCC.

•     Notified the ASX of possible breaches of competition laws; and

•                  Instructed its legal advisers to review the available information and to conduct interviews with relevant members of management who may be able to assist in the investigation.

Last night the Board met to receive and consider an interim report in the matter from its legal advisors. The Board also resolved to accept offers of resignation given by each of Mr. Russell Jones (Managing Director of the Company) and Mr Peter Sutton (Managing Director, Amcor Australasia) from their employment (and any directorships and other positions) with the Amcor Group. Mr. Peter Brown retired as Managing Director of Amcor Australasia in October 2003 and became a consultant to the Group. That consultancy has also been terminated.

It is intended by the Board that Messrs. Jones and Sutton will receive their minimum legal entitlements only on termination. It is not intended that any additional contractual payments (whether by way of accrued performance payments or payments in lieu of notice or otherwise) will be made to them.

The Board has made the following interim appointments:

•                  Mr. Chris Roberts (Chairman) will become Executive Chairman.

•                  Mr. Louis Lachal, who is currently the Executive General Manager Operations will become the Acting Chief Operating Officer of the Company. Mr. Lachal has been with the Amcor Group for 24 years and has worked in a number of divisions, both in Australia and the United Kingdom.

•                  Mr. Darryl Roberts, who is currently the Group General Manager Fibre Packaging in Australasia, will become the Acting Managing Director of Amcor Australasia. Darryl has extensive experience working within a number of divisions in Australasia, including 10 years managing the metal can operations.

The Board has commenced the process of identifying suitable candidates for subsequent appointment to the executive positions.

Amcor Limited ABN 62 000 017 372
679 Victoria Street Abbotsford Victoria 3067 Australia
GPO Box 1643N Melbourne Victoria 3001 Australia
Tel: 61 3 9226 9000 Fax: 61 3 9226 9050
www.amcor.com

Background

On 28 September 2004 four senior executives who had worked in the corrugated box business of the Amcor Group in Australia resigned. On 10 November 2004, Amcor sought orders in the Federal Court relating to the return of confidential information belonging to the Amcor Group and injunctions to prevent use of that information by those former executives. Subsequently, the Company joined Mr. Jim Hodgson (former head of its Australasian corrugated box business) to the proceeding. The Federal Court granted orders providing for the delivery up of any such confidential information.

On the afternoon of Friday, 19 November 2004, the solicitors for those former executives delivered material to the Company’s solicitors which suggested that the Company may have been involved in breaches of competition laws. As noted above, on 22 November 2004, the Company’s Board met to discuss the matter and resolved to refer the material which it had to the ACCC and to fully cooperate with any investigation which the ACCC may undertake.

The Board also resolved that the Company would urgently undertake its own investigation of the matter.

The Company’s investigation is at an early stage. To date, its investigation has revealed that certain of its officers and employees appear to have entered into and given effect to arrangements which constituted cartel conduct in the corrugated box business. The full nature and extent of the arrangements has not yet been ascertained by the Company.

Continuing investigations

The Board is continuing to investigate the full nature and extent of the arrangements in the Australasian corrugated box business. At this stage, the Board is not aware of any anti-competitive arrangements affecting any other part of the Company’s operations. The Australasian corrugated box business represented approximately 9% of Group revenue and 8% of Group EBITA in the year ended 30 June 2004.

The Company will continue to provide full cooperation to the ACCC in its investigation.

Guidance

The Board is not currently in a position to assess the financial implications of today’s announcement. In the absence of these events, the performance of the Company is in line with previous profit guidance provided at the 2004 Annual General Meeting.

Further Information

As the matters described in this announcement are the subject of pending court proceedings and current regulatory investigation, the Company is not presently in a position to answer questions or provide any further information on such matters.

ENDS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amcor Limited
(Registrant)

	By:	/s/ JANE HOCKLEY
	Name:	Jane Hockley

Date	7/12/04